PRICING SUPPLEMENT NO. 3 DATED March 10, 2006	Rule 424(b)(5)
(To Prospectus Dated July 21, 2005 and Prospectus Supplement	File No. 333-126756
Dated November 14, 2005)

$300,000,000
Kimco Realty Corporation
Series C Medium-Term Notes
Due Nine Months or More from Date of Issue

Fixed Rate Notes

Interest Rate: 5.783% per annum
Trade Date: March 10, 2006

Original Issue Date: March 15, 2006
Stated Maturity Date: March 15, 2016

Issue Price: 100%
Agent’s Discount or Commission: $1,875,000
Net Proceeds to Issuer: $298,125,000

Interest Payment Dates: The first day of each April and October, commencing October 1, 2006, and at maturity.

Book Entry:	Certificated:

Authorized Denomination:	$1,000 and integral multiples thereof Other:

Minimum	$1,000 Other
Denomination:
Specified Currency:	United States dollars Other:
Exchange Rate Agent: N/A

Redemption:	The Notes cannot be redeemed prior to maturity.
The Notes may be redeemed prior to maturity, as follows:
Initial Redemption Date: N/A
Initial Redemption Percentage: N/A
Annual Redemption Percentage Reduction: N/A

     The notes will be redeemable as a whole or in part, at our option, at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 15 (0.15%) basis points plus in each case accrued interest on such notes to the date of redemption.

     “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity, actual or interpolated (on a day count basis), of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated (on a day count basis) maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

     “Comparable Treasury Price” means, with respect to any redemption date, (a) the average of at least three Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

     “Reference Treasury Dealer” means each of Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC or their affiliates which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall replace that former dealer with another Primary Treasury Dealer.

Repayment:	The Notes cannot be repaid prior to maturity.
The Notes may be repaid prior to maturity, as follows:
Optional Repayment Dates:

Additional/Other Terms: None

Addendum Attached:	Yes No

Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated $100,000,000
Banc of America Securities LLC $100,000,000
BNY Capital Markets, Inc.
Credit Suisse First Boston LLC
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC $100,000,000
Wachovia Capital Markets, LLC
Other:

USE OF PROCEEDS

     We expect to receive net proceeds from this offering of approximately $298 million after deducting the agents' discount and other estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes and to repay a portion of the $525 million currently outstanding under our U.S. revolving credit facility, which bears interest at a rate of LIBOR plus 45 basis points and is scheduled to expire in July 2008. Affiliates of certain of the agents are lenders under our U.S. revolving credit facility and will receive a pro rata portion of the net proceeds from this offering.

     We filed with the Securities and Exchange Commission a Prospectus Supplement on November 14, 2005 (the "Prospectus Supplement") pursuant to which we may offer from time to time $500,000,000 aggregate initial offering price, or its equivalent in one or more foreign currencies, of our Series C Medium-Term Notes Due Nine Months or More From Date of Issue. Pursuant to the Prospectus Supplement, on November 21, 2005 we issued and sold $150,000,000 in aggregate principal amount of our Series C Medium-Term Notes Due Nine Months or More From Date of Issue – Fixed Rate Notes Due November 23, 2015 and $100,000,000 in aggregate principal amount of our Series C Medium-Term Notes Due Nine Months or More From Date of Issue – Fixed Rate Notes Due February 22, 2011. With the authorization, issuance and sale of $300,000,000 in aggregate principal amount of our Series C Medium-Term Notes Due Nine Months or More From Date of Issue – Fixed Rate Notes Due March 15, 2016 as described in this pricing supplement, we will have authorized and, pursuant to the Prospectus Supplement, issued and sold a total of $550,000,000 aggregate initial offering price, or its equivalent in one or more foreign currencies, of our Series C Medium-Term Notes Due Nine Months or More From Date of Issue.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS TO US OF OUR REIT ELECTION

     A SUMMARY OF CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS RELATING TO US AND OUR ELECTION TO BE TREATED AS A REAL ESTATE INVESTMENT TRUST ("REIT") IS SET FORTH IN THE PROSPECTUS CONTAINED IN OUR REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-126756) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") ON JULY 25, 2005 (THE "PROSPECTUS") UNDER THE HEADING "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS TO US OF OUR REIT ELECTION." THE FOLLOWING DISCUSSION MODIFIES THAT SUMMARY TO ADDRESS CHANGES TO THE LAW MADE BY THE GULF OPPORTUNITY ZONE ACT OF 2005 (THE "GULF ACT"). THIS DISCUSSION SHOULD BE READ TOGETHER WITH THE DISCUSSION SET FORTH IN THE PROSPECTUS.

     Certain relief provisions may be available to us if we discover a failure to satisfy any of the REIT asset tests described under the caption "Material Federal Income Tax Considerations to Us of Our REIT Election – Asset Tests" after a 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% REIT asset tests if the value of our non-qualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000 and (ii) we dispose of the non-qualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued. The Gulf Act clarifies that, in the case of violations of the 5% and 10% asset tests, in excess of the de minimus exception described above, and in the case of violations of any other asset tests (whether or not such violations are de minimus), if such violation is due to reasonable cause and not due to willful neglect, then we may avoid disqualification as a REIT after the 30 day cure period by taking steps including (i) the disposing of sufficient assets, or the taking of other actions, to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets, and (iii) disclosing certain information to the Internal Revenue Service.

     As described in the Prospectus under the caption "Material Federal Income Tax Considerations to Us of Our REIT Election – Income Tests," from time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Any income we derive from a hedging transaction will be nonqualifying income for purposes of the 75% gross income test. Income from such a hedging transaction entered into on or after January 1, 2005 that is clearly identified as such as specified in the Code will not constitute gross income for purposes of the 95% gross income test, and therefore will be exempt from this test. The Gulf Act clarifies that this rule applies only to hedging transactions entered into on or after January 1, 2005. The Gulf Act further provides that, except to the extent provided by Treasury regulations, income from a hedging transaction, including gain from the sale or disposition of such a transaction, entered into prior to January 1, 2005 will be qualifying income for purposes of the 95% gross income test, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate.